Matthew J. Gardella | 617 348 1735 | mgardella@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes and Christina Thomas

Re:                                         Synta Pharmaceuticals Corp.

Proposed Revisions to Preliminary Proxy Statement (PREM14A)

Ladies and Gentlemen:

This letter is being furnished on behalf of Synta Pharmaceuticals Corp. (the “Company”), with respect to proposed revisions to the Company’s preliminary proxy statement (the “Preliminary Proxy Statement”). As discussed with Suzanne Hayes, Assistant Director, Office of Health Care and Insurance, and Christina Thomas of the Commission’s Division of Corporation Finance (the “Staff”) on May 31, 2016, in order to assist the Staff with its review of the Company’s proposed revised disclosure, which relate to additional information to be included in the section entitled “Background of the Merger” in the Preliminary Proxy Statement, the Company wishes to provide the proposed draft disclosure included with this letter showing changes from the Preliminary Proxy Statement filed on May 19, 2016 that will be included in the Company’s definitive proxy statement.

Please do not hesitate to call me or Garrett Winslow of this firm at (617) 542-6000 with any questions regarding the Preliminary Proxy Statement and this letter. We thank you for your time and attention.

Very truly yours,

/s/ Matthew J. Gardella
Matthew J. Gardella

Enclosures:

cc:                                Synta Pharmaceuticals Corp.

Chen Schor

Marc R. Schneebaum

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Garrett Winslow

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

THE MERGER

This section and the section entitled “The Merger Agreement” beginning on page 98 describe the material aspects of the merger, including the Merger Agreement.  While Synta and Madrigal believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you.  You should read carefully this entire proxy statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Roth Capital Partners, LLC attached as Annex B, and the other documents to which you are referred herein.  See the section entitled “Where You Can Find More Information” beginning on page 246.

Background of the Merger

On October 20, 2015, Synta Pharmaceuticals Corp., or Synta, announced the termination of its Phase 3 clinical trial in lung cancer, or the GALAXY-2 trial.  This trial related to Synta’s most advanced program—its leading product candidate, ganetespib, in the second-line treatment of patients with advanced non-small cell lung adenocarcinoma.  After review of the pre-planned interim analysis, the study’s Independent Data Monitoring Committee, or IDMC, concluded that the addition of ganetespib to docetaxel was unlikely to demonstrate a statistically significant improvement in the primary endpoint of overall survival compared to docetaxel alone.  Based on such results, Synta announced it was terminating the GALAXY-2 trial and undertaking a comprehensive review of its strategy going forward.

Immediately following this announcement, Synta began to evaluate measures to preserve its cash while maximizing stockholder value during the review process, including various reductions in workforce scenarios and the potential for monetizing any remaining research and development programs.

On October 30, 2015, the Synta board of directors voted (i) to expand the board to include Scott Morenstein, an executive with extensive experience in the life sciences industry and in strategic transactions, and a managing director of CAM Capital (an affiliate of Caxton Corporation, an approximate 15% stockholder of Synta) and (ii) establish a special committee of the board of directors, or the Business Strategy Committee, consisting of directors Paul A. Friedman, M.D., Keith R. Gollust, Bruce Kovner, Scott Morenstein and Chen Schor, Synta’s Chief Executive Officer.  The purpose of the Business Strategy Committee was to provide additional board oversight and assistance in the strategy review, especially with respect to the exploration of any possible strategic transaction.

While the strategic review would include the evaluation of all reasonable options to maximize value for Synta stockholders, including (i) the viability of continuing research and clinical activity with ganetespib in other indications and exploiting Synta’s heat shock protein 90 (Hsp90) inhibitor Drug Conjugate, or HDC, program, (ii) the potential for monetizing or further developing any of Synta’s remaining research and development programs, (iii) possible business combinations with other oncology-focused public companies and (iv) the possibility of liquidating Synta and distributing any remaining cash to stockholders, it was perceived that the best way to maximize value for Synta’s stockholders may be through a merger of Synta with a private life sciences company, with Synta’s stock being the consideration in the transaction.  This view was supported by the failure of Synta’s own clinical program, the lack of value that the marketplace seemed to assign to its remaining non-cash assets and the value that Synta’s public listing and cash might have to attract a high-quality merger candidate seeking to advance of its own clinical program(s).  Such a reverse merger transaction could provide Synta stockholders with a meaningful stake in a combined company possessing both promising clinical prospects and the means to pursue them, establishing the opportunity for long-term value creation for Synta stockholders.

Furthermore, at the time, the public markets for clinical stage life sciences companies was beginning to deteriorate, including the eventual collapse of the initial public offering, or IPO market for such companies later in the year.  As a result, there was a perception that high-quality private life sciences companies may be actively seeking such business combinations and that Synta had an opportunity to deliver value to its stockholders in this manner if it could act within an acceptable timeframe and manage its cash and other resources accordingly.  For these reasons, the Synta board of directors focused its efforts on a search to identify such merger candidates.  Initial search efforts started with inbound contacts from companies to Synta’s management following the GALAXY-2 announcement and selected ideas by various investment bankers and other referrals, and became a systematic review once Synta formally engaged an investment banking firm to conduct a broad market process, as described below.

On November 5, 2015, Synta announced (i) its third quarter operating results, (ii) the appointment of Mr. Morenstein to the board of directors and (iii) a reduction in workforce.  As a result of the termination of GALAXY-2, Synta initiated a restructuring process to reduce costs and conserve cash, reducing its workforce by approximately 60% to 33 full time employees.  It also reiterated its ongoing strategic review.

During November, Synta management had been in discussions with investment banking firm MTS Health Partners, L.P., or MTS about potentially assisting Synta in conducting a broad market search.  In addition to being a well-known investment bank specializing in the life sciences industry, MTS had been involved in similar situations, including recent reverse merger transactions involving life sciences companies.  During this period, MTS, in consultation with Synta’s senior management, identified approximately 1,000 potential merger candidates, which subsequently was narrowed to approximately 110 companies that were evaluated in some detail.  Some of the criteria used in this process included: (i) current, soon-to-be and previously-filed IPO candidates, (ii) companies that recently completed financing rounds with known crossover investors and

(iii) companies pursuing the development of treatments in therapeutic areas garnering significant attention from life sciences investors.

On November 30, 2015, Synta formally engaged MTS to provide financial advisory services, including conducting a broad market search to identify and reach out to suitable merger candidates.  MTS recommended a two-step strategic review process, with an initial phase involving MTS issuing a process letter to parties to solicit non-binding initial indications of interest, with such indications of interest to summarize the counterparty’s business plan, proposed ownership split of the combined company, estimated financing needs and other matters.  Following the receipt of indications of interest, the Business Strategy Committee would then review the indications of interest to focus on selecting a subset to progress to the next round of consideration.  Such next round would include in-person presentations by the management teams of such semi-finalists to the full Synta board of directors, further due diligence (including two-way due diligence) and refinement of the indication of interests.  Thereafter, the Synta board of directors could select a finalist with whom to focus Synta’s limited time and resources to negotiate a definitive merger agreement.

On December 7, 2015, at a Synta board of directors meeting, representatives from MTS and Synta management outlined the process above and described the steps taken to date to identify and reach out to suitable merger candidates.  Mr. Schor generally described the kinds of companies under evaluation and the range of development stages.  Specific companies were then discussed in detail, including ones that were excluded from further consideration and ones that remained under active consideration, in an effort to narrow the field from approximately 110 to a more manageable number to be sent bid request letters.

Based on these discussions, beginning on December 10, 2015, 22 companies were sent bid request letters with an initial due date to submit an indication of interest by December 24, 2015.  Each of these companies had entered into a confidentiality agreement with Synta.

Madrigal Pharmaceuticals, Inc., or Madrigal, was selected as one of these 22 companies to be invited to submit an indication of interest because it fit the search criteria, being a private life sciences company with promising clinical program(s) in an increasingly active area of the industry.  Dr. Friedman excluded himself from the board’s discussion of Madrigal in accordance with the corporate governance considerations described below.

At the outset, it was recognized that consideration of Madrigal as a potential merger candidate (and its potential participation in this process) would require special corporate governance procedures and considerations, given the following relationships:

•                  the Chief Executive Officer of Madrigal, Rebecca Taub, M.D., and Synta director Dr.  Friedman are married.  Therefore, Dr. Friedman may be perceived as having a degree of personal interest in any Madrigal-Synta business combination.  See “The Merger—Interests of Certain Directors, Officers and Affiliates of Synta”; and

•                  MTS, Synta’s financial advisor, also serves as the financial advisor to Madrigal, and has since January 2015.  While different MTS personnel/deal teams serve Synta and Madrigal and are subject to MTS/client confidentiality obligations and safeguards, it was acknowledged that the fact MTS would be compensated from both Madrigal and Synta if a transaction were completed between them might appear to create a bias in favor of such a deal.  See “The Merger—MTS Health Partners Fees”.

These relationships were fully disclosed to, and discussed among, the Synta board of directors at the outset.  After consultation with Synta’s General Counsel (and later Synta’s outside legal counsel), the board determined that any related party or conflict of interest issues raised by these relationships could be appropriately managed by carefully limiting Dr. Friedman’s participation in board deliberations and communications, and eventually excluding him entirely from such participation were Madrigal to progress in the process.  With respect to Synta’s financial advisor, the board was satisfied proceeding with MTS based on its reputation; the board’s confidence that a broad and objective process of identifying and evaluating merger candidates would be conducted, whether or not Madrigal participated; and the fact the MTS engagement letter with Synta specifically enabled Synta to hire a separate, independent investment banker to provide a fairness opinion if a transaction with Madrigal were to occur and provided a reduction in the fees payable by Synta to MTS in such event.

By late December 2015, 11 companies had submitted indications of interests, including Madrigal (out of the 22 bid request letters that MTS sent earlier in the month).  These companies focused their clinical programs in a variety of indications and markets.

On January 4, 2016, a meeting of the Business Strategy Committee was held, at which representatives from MTS and Synta management formally reviewed with the Committee these indications of interest, with the purpose of selecting a subset to advance to the next round of consideration.  Detailed information about each of the companies and their indications of interest was discussed, including (i) company-specific value drivers, such as descriptions of clinical programs and estimates of the probability of success at various milestones and timing, the market and competitive landscape, investor base, potential fund-raising ability to support programs and readiness to operate as the management team of a public company, and (ii) transaction-specific value drivers, such as the valuation of the private company, the proposed post-closing stock ownership split (i.e., what percentage ownership would Synta’s stockholders continue to own in the company) and the ability to close a transaction.

On January 4, 2016, following this discussion and based on Synta’s and MTS’s diligence and discussions with potential strategic partners, the Business Strategy

Committee unanimously agreed to narrow the focus of the process to four companies: Companies A, B, and C and Madrigal, or collectively, the Four Finalists.  Pursuant to the corporate governance consideration described above, Dr. Friedman excluded himself from the board’s discussion of Madrigal.

The Four Finalists represented companies focused on a variety of indications and their initial proposals offered Synta stockholders post-closing stock ownership opportunities ranging from 23.1% to 33.3% in such entities.

On January 18, 2016, MTS sent the Four Finalists second round bid request letters, inviting each company to make an in-person management presentation to Synta’s full board of directors on January 25, 2016.  Each company was instructed to address specific, tailored due diligence or other follow-up questions, prepare a detailed presentation covering certain topics and sharpen the terms of their indication of interest (including valuation, financing plans and post-closing stockownership split).

With respect to Madrigal, it specifically was communicated that one area it needed to address was the readiness of the Madrigal management team to lead a public company.  In response, it was proposed by Dr. Friedman and Fred Craves, Ph.D. of Bay City Capital that, if Madrigal was chosen, Dr. Friedman would have some formal role at Madrigal post-closing to address these concerns.  This suggestion was made because of Dr. Friedman’s experience running publicly traded life sciences companies.  Specifically, it was proposed that Dr. Friedman would become the Executive Chairman of Madrigal.

On January 25, 2016, the Synta board of directors, members of Synta’s management team, Synta’s MTS representatives and a representative from Synta’s outside legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo P.C., or Mintz Levin, met in-person with the management teams of each of the Four Finalists at Mintz Levin’s offices in New York City.  The purpose of the meetings was to evaluate the Four Finalists and select among them two semi-finalists to progress to the next stage of the process.  The format of these meetings consisted of each company presenting to the full board and other attendees for approximately 90 minutes, including a sub-period for each team to have discussions with the board of directors without any Synta management present.

Based on guidelines established by Chairman Gollust and Synta’s General Counsel, in consultation with Mintz Levin, it was determined that Dr. Friedman would participate in each session, including the Madrigal session at which Dr. Taub and her management team would present, but that Dr. Friedman would be excluded from the ultimate deliberations of the board of directors and the vote to determine semi-finalists at the meeting.

At the conclusion of this meeting, there was consensus among Synta’s board of directors and management team that, at this time, it would not be in the best interests of Synta stockholders to continue to evaluate Company A and B in this process, given the determination that a business combination with either of them would not be as attractive for creating long-term stockholder value as a transaction with either Company C or Madrigal.  Some of the concerns expressed related to ~~(i)~~ the ~~quality,~~relative (i) timing and~~/or~~ prospects of clinical programs, (ii) ~~perceived lack of investor support, (iii)~~market opportunity and competitive landscape and (~~iv) management team considerations.~~  iii) assessment of the depth and readiness of the respective company’s management team to operate a publicly traded company.  In particular, while Synta believed that Company A’s programs for specified liver indications represented a significant opportunity, Synta believed such programs were still relatively early and unlikely to produce significant data readouts and to achieve milestones within timeframes as quickly as the others.  Further while Company A’s other programs targeted large market indications, Synta believed that the ultimate success of those programs even were they to result in approved drugs would be subject to considerable uncertainty, given these programs would likely require significant capital to commercialize which might preclude Company A from marketing such programs without establishing a partnership with a larger pharmaceutical company in the United States and Europe.  Similarly, while Company B expected to initiate a Phase II trial in 2016 for a small molecule inhibitor to treat ocular diseases, Synta believed that Company B’s most promising programs (preclinical compounds for orphan inflammatory conditions) would require significantly more capital and time to generate value for shareholders than Company C or Madrigal and would be subject to significant competition.

On the other hand, there was consensus in favor of Company C and Madrigal being advanced as semi-finalists in the board’s next meeting to be held on February 7, 2016.  Madrigal appeared to offer a differentiated approach for treating NASH, a large and growing unmet market, and other lipid indications.  In particular, its lead program was viewed as having promising preclinical and Phase I results supportive of entering Phase II trials for NASH and other lipid indications, including in HeFH and HoFH.  All these programs had anticipated data readouts throughout 2017, which were regarded as important developmental milestones within a reasonable timeframe.  Such anticipated readouts were regarded as representing potential opportunities for significant value creation if successful (including potentially using such milestones as occasions to seek to raise additional capital).

Similarly, Company C’s lead programs appeared to be ready for the initiation of Phase II clinical trials in multiple indications to treat diseases in significant markets.  In particular, Company C’s lead program to treat an endocrine disorder was regarded as representing a significant opportunity, especially if developmental milestones could be successful achieved within a reasonable timeframe.  While perceived as a lower priority, the Synta board also regarded Company C’s other lead programs as ready for the initiation of Phase II trials and as representing a potentially valuable opportunity in multiple indications if developmental milestones could be successfully achieved within a reasonable timeframe.  In addition, Company C was favorably viewed because it was perceived to have private equity investors who would likely support additional investment in Company C to further its programs.

Following the meeting on January 25, 2016, MTS informed each of the companies of the outcome, and Synta and its advisors pressed certain points and sought additional information/feedback from Company C and Madrigal to help differentiate between their proposals, including:

•                  Synta’s management team and outside advisors conducted targeted due diligence with respect to each company’s intellectual property and clinical programs, especially focusing on the timing of reaching stated milestones and probability of success~~.  This analysis was viewed as important because Madrigal was perceived to have a better probability of success in trials in multiple indications than Company C and a better timeline to get there~~.  This additional due diligence included outside intellectual property counsel and key opinion leader interviews.

•                  Synta wanted concessions in the valuations which each of Company C and Madrigal ascribed to itself.  This was particularly so in the case of Company C, which assigned a valuation to itself representing a significant step-up to the post-money valuation of its recent venture capital-raise, at a time when an extreme deterioration in the public market valuations for small-cap clinical stage companies had occurred.

•                  From Madrigal, Synta wanted assurances (i) that Madrigal could raise funds in a private placement sufficient to keep its clinical programs on track during the pendency of any business combination because Madrigal, unlike Company C, had not recently raised capital and (ii) that Madrigal would take steps to ensure that its management team would be ready for public company operations.

Based on telephone conversations and other communications between Dr. Friedman, Fred Craves, Ph.D., and Chairman Gollust occurring from January 26, 2016 to February 7, 2016, Madrigal agreed to revise its proposal as follows: (i) to alleviate concerns about the management team, Dr. Friedman would commit himself to be the full time Chief Executive Officer of Madrigal and Chairman of the Madrigal board of directors, if Madrigal was chosen; Dr. Taub would serve as the Chief Scientific Officer (or similar capacity) and would also be on the board; (ii) prior to, or concurrent with, the signing of any definitive merger agreement, Madrigal would raise approximately $15 million ($5 million from Dr. Friedman and $10 million from an identified third party investor) and (iii) Madrigal agreed to lower its valuation as follows: a total valuation of $85 million, consisting of a $60 million base valuation, $15 million of new equity and a $10 million option pool.

Between January 26, 2016 and February 7, 2016, efforts were made by Synta’s MTS representatives to engage Company C representatives with respect to concessions on its valuations but received a limited response.

On February 7, 2016, a telephonic meeting of the Synta board of directors was held for the purpose of (i) determining whether Company C or Madrigal should be selected as the finalist with whom to negotiate the terms of a definitive merger agreement (which would be subject to final board approval), (ii) discussing any other viable potential courses of action for the Company, including liquidation and (iii) considering implementing an additional reduction in workforce.  Attendees included all members of the Synta board of directors (except Dr. Friedman who was excluded in accordance with the corporate governance consideration described above), members of Synta’s management team, Synta’s MTS representatives and a representative from Mintz Levin.

At the beginning of the meeting, the representative from Mintz Levin reviewed for the board their fiduciary duties, including duty of care, duty of loyalty and duties in a change of control transaction, and the applicable judicial review standards.  In that connection, the following points were reiterated (i) the broad market check conducted by MTS and Synta, (ii) the corporate governance safeguards the board had taken, and would continue to take, with respect to Dr. Friedman’s relationship with Madrigal and (iii) the rigorous involvement of the rest (all of whom are disinterested directors) of the Synta board of directors in the process, especially Chairman Gollust and director Scott Morenstein.  The possibility of non-deal alternatives, such as liquidation, was also discussed.

Various updates since January 25, 2016 were discussed in detail by the board of directors including:

•                        Since the January 25, 2016 meeting, Synta had prepared new cash flow projections factoring in the quantification of expected severance and other costs.  This new range was significantly lower than the assumed amount used by the bidders in the auction process.  The general view was that Company C’s interest level in a transaction might be further muted by news of the new cash forecast, but that Madrigal would not be deterred from doing a transaction with Synta because of the new cash forecast.

•                        Important findings ~~about~~from the additional diligence investigation of the clinical programs of Madrigal and Company C ~~(including external views on~~were discussed, especially further assessments of the timing and probability of success claims of each company~~) were discussed~~.  With respect to the latter, Synta had conferred with external experts in the respective fields and conducted its own further diligence.  Management expressed the view that the additional due diligence supported the conclusion that Madrigal represented a better probability of success in clinical trials in multiple indications than did Company C and a faster timeline.  Specifically, while Synta believed that Company C’s opportunity to treat endocrine disease was significant and that its lead program would likely have good prospects for showing clinical activity in Phase II trials, it did not believe Company C would have significant data readouts from such trials within an acceptable timeframe (mid-2018 at the earliest).  Further, while Synta assessed Company C’s other lead programs in endocrine diseases as likely to have sooner Phase II data readouts, it believed that the endocrine indication with the least probability of success would be the soonest.  Synta concluded that if such results were not positive they would create a risk to value creation and a potential loss of company momentum.  In contrast, the further diligence provided additional support for the readiness of Madrigal to conduct Phase II clinical trials in NASH and other lipid indications and supported the belief that significant data readouts from such trials would likely occur throughout 2017, thereby providing multiple opportunities for value-creation within an acceptable timeframe for Synta’s stockholders.  As such, management favored Madrigal as a finalist.

~~The~~In addition, the board discussed the related-party aspect of doing any transaction with Madrigal.  The board emphasized its view that having Dr. Friedman committed to be the Chief Executive Officer of the combined entity would be a significant positive benefit for stockholder value maximization, given Dr. Friedman’s track record of success.  As such, the board viewed the substantive benefits of this feature of a transaction with Madrigal as outweighing the added complexity of addressing the related-party aspects.  Lastly, it was also acknowledged that any transaction with Madrigal would entail hiring a separate financial advisor to provide a fairness opinion on customary terms.

Based on the foregoing, there was unanimous consensus among the Synta board of directors that it would be in the best interests of Synta stockholders to focus on negotiating a definitive merger agreement with Madrigal, whose terms would be subject to the final approval of the board of directors.  On February 7, 2016, Madrigal was chosen as the finalist.

On February 8, 2016, representatives of MTS informed Madrigal that it was selected as the finalist with whom Synta would focus on negotiating a definitive merger agreement, and Company C was informed that Synta had decided not to proceed with Company C at that time.

Synta did not grant Madrigal any exclusive negotiation period during which Synta would be limited in its ability to have discussions with other parties.  Nor did Synta subject any of the potential merger candidates to any standstill agreements; accordingly, any such parties would have been, and are, free to re-approach Synta with any interest, without any such contractual limitations.

On February 10, 2016, Mintz Levin distributed a draft of the merger agreement to Madrigal, its advisors and legal counsel, Stradling Yocca Carlson & Rauth, P.C., or Stradling.

On February 12, 2016, Mintz Levin coordinated an organizational call with representatives from Synta, Madrigal, Stradling, Bay City Capital and Synta directors

Gollust and Morenstein.  Topics included the timeline for negotiating a definitive merger agreement and for Madrigal completing a private placement.

On February 25, 2016, Synta engaged Roth Capital Partners, LLC, or Roth, to provide a fairness opinion.

On February 29, 2016, Stradling provided Mintz Levin with a mark-up of the merger agreement.

On March 1, 2016, Synta announced a second reduction in workforce, down to 10 full time employees.

Throughout March, representatives from Synta and Madrigal and their advisors continued to perform due diligence on each other.

On March 2, 2016, Mintz Levin provided Stradling with a high-level issues list based on Stradling’s mark-up of the merger agreement.

On March 10, 2016, Stradling distributed to Mintz Levin a draft of the private placement term sheet between Madrigal and its lead third-party investor.

On March 16, 2016, Mintz Levin conducted a conference call with the legal counsel for Madrigal’s third-party investor, Latham & Watkins LLP, or L&W.

On March 19, 2016, L&W and Stradling sent a superseding mark-up of the merger agreement to Mintz Levin, combining their comments but not addressing the Mintz Levin high-level issues list provided on March 2, 2016.

On March 24, 2016, Chairman Gollust and a representative from Madrigal’s third-party investor had an in-person meeting to discuss valuation, the minimum cash closing condition and the post-closing stock ownership split.

On March 28, 2016, the representative from Madrigal’s third-party investor informed Chairman Gollust that such investor was no longer interested in investing in Madrigal largely given the third-party’s desire that Madrigal not become a publicly-listed company.

As a result of this development, on March 30, 2016, Chairman Gollust, Dr. Friedman and Fred Craves, Ph.D. of Bay City Capital had several conversations sharpening Madrigal’s cash needs to continue its clinical program during the pendency of a merger.  The parties agreed that $9 million in funding would be sufficient versus the previously discussed $15 million.  The parties also discussed the post-closing stock ownership split.  Dr. Friedman, Dr. Taub, Bay City Capital and Fred Craves, Ph.D. agreed to irrevocably commit to invest $9 million to provide such bridge financing in the form of promissory notes that will convert upon the closing of the merger, and that the post-closing stock ownership split will be 36%/64%, providing Synta stockholders a higher post-closing ownership than previous proposals.

On April 1, 2016, Mintz Levin distributed a revised merger agreement to the working group reflecting the foregoing and resolving most of issues in the high-level issues list dated March 2, 2016.  Between April 1 and April 7, additional revised drafts of the merger agreement and ancillary agreements were circulated.  On April 5, Mintz Levin coordinated an all-hands organizational call to review the “Checklist from here until Announcement”.  Finally, on April 8, 2016, a revised version of the merger agreement was circulated which resolved the open substantive points.

On April 11, 2016, the Synta board of directors held an in-person meeting at the offices of CAM Capital in New York City for the purpose of reviewing and deliberating about the final terms of the merger agreement, including considering the fairness analysis of Roth with respect to the merger consideration and receiving an update about timing and open items.  Participants included all directors (except Dr. Friedman) and representatives from Synta management, MTS, Mintz Levin and Roth.

A detailed recap of the recent merger negotiations was provided.  Among the key topics/events that were re-traced in detail and discussed by the board were:

•                        the negotiations over Madrigal’s private company valuation, demonstrating Synta had been successful in negotiating down such valuation from $125 million, as set forth in Madrigal’s original management presentation/proposal, to a valuation of less than $60 million;

•                        the negotiations over the post-closing stock ownership split, demonstrating Synta had been successful in negotiating an increase in such ownership for Synta’s stockholders from 29% to 33% and, ultimately, to the agreed upon 36%;

•                        the more detailed forecasts by Madrigal of its cash needs to maintain clinical progress during the pendency of a reverse merger, showing that a cash infusion of approximately $9 million would be sufficient;

•                        the agreement of Bay City Capital entities, Fred Craves, Ph.D., Dr. Friedman and Dr. Taub to irrevocably commit to provide such funding in tranches in accordance with the needs/timing indicated in the clinical operating plan, and the fact that such money was being invested into Madrigal at a pre-money valuation that was the same as the third-party valuation that had been assigned to Madrigal in the draft private placement term sheet; and

•                        the proposed employment terms for Dr. Friedman and Dr. Taub, which were discussed by the parties following agreement with Madrigal on the post-closing stock ownership split of 36%/64% and all other material economic terms of the proposed merger agreement.

The Mintz Levin representative provided a detailed review of the material terms of the merger agreement and ancillary agreements.  During this review, several areas where Synta was successful in negotiating concessions or better outcomes than were originally advanced by Madrigal (including with respect to termination provisions and fees, Madrigal Material Adverse Effect definition and deal structuring provisions that increased deal certainty from Synta’s perspective) were discussed, as well as other negotiated points.  In particular, the post-signing passive market check provisions were reviewed, enabling Synta to negotiate and accept an unsolicited superior proposal and to terminate, on fiduciary grounds, the merger agreement with the payment of a termination fee.  During this presentation, director questions were asked and addressed, including a detailed discussion about the minimum cash closing requirement and Synta’s comfort level of satisfying that condition under various scenarios.

Synta’s General Counsel provided the final due diligence report on Madrigal, noting no issues outstanding.

Representatives from Roth provided a detailed fairness presentation, during which directors’ questions were asked and answered.  It was noted that the delivery of the actual fairness opinion would occur at the time the board is ready to approve the definitive merger agreement, and that the materials presented on April 11, 2016 would be subject to confirmation at that time.

The Mintz Levin representative provided a review of the board’s fiduciary duties and other legal aspects.  During this review, among other topics, two key matters were focused on:

•                        the board’s steps to run a process to maximize stockholder value and satisfy its duties, including Synta’s extensive sale process, including the broad pre-signing market check run by MTS and the post-signing market check provisions in the merger agreement; and

•                        the special corporate governance considerations raised by Dr. Friedman’s related party status and MTS as advisor to both Synta and Madrigal.

The board expressed consensus and satisfaction that a full and complete process had been run and that the appropriate corporate governance steps had been taken.  The board reiterated its view that the proposed transaction was the best opportunity for maximizing stockholder value, noting the objective merits of both (i) the process run and (ii) the ultimate selection of Madrigal based on scientific, clinical, market and probability-of-success grounds, and (iii) the deal terms.  Further, it reiterated that having Dr. Friedman as the Chief Executive Officer of the combined entity is a significant positive benefit for stockholder value maximization, given Dr. Friedman’s track record of success.

In this connection, the board reiterated its view that the substantive benefits far outweighed the added complexity of potentially having to counteract any negative perception due to the related party aspects of the transaction.  With respect to MTS, the board reiterated it was satisfied with how this matter was handled.

Open issues with the transaction related mostly to the private placement, i.e, receiving definitive executed private placement documents showing an irrevocable investor commitment for $9 million, and confirming the exact amount of the first tranche and timing.

On April 13, 2016, the Synta board of directors held a telephonic meeting at 4 p.m. (ET) for the purpose of approving the merger agreement.  Attendees included all directors (except Dr. Friedman) and representatives from Synta management, MTS, Mintz Levin and Roth.  After it was confirmed that there were no material changes to the merger agreement or to its presentation materials, Roth orally presented its fairness opinion, which was confirmed by delivery of a written opinion dated April 13, 2016, that, as of that date, and based upon the assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid in the merger was fair, from a financial point of view, to Synta.

After discussion, the Synta board of directors participating in the meeting then unanimously (i) determined that the merger was advisable and in the best interests of Synta and its stockholders, (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and deemed the merger agreement advisable, and (iii) approved and determined to recommend the approval of the issuance of the shares of Synta common stock in connection with the merger.

Management was directed to sign the merger agreement.  In the evening of April 13, 2016, the merger agreement was signed and Dr. Friedman concurrently resigned from the board of directors of Synta.

On April 14, 2016 at 7 a.m. (ET) Synta and Madrigal issued a joint press release publicly announcing the signing of the definitive merger agreement.